

May 16, 2012

Via E-mail
Ms. Gretchen R. Haggerty
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

> **Re:** **United States Steel Corporation**
> **Form 10-K**
> **Filed February 28, 2012**
> **File No. 1-16811**

Dear Ms. Haggerty:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Business, page 4

Raw Materials and Energy, page 21

1. We note your disclosure that you believe adequate supplies of raw materials are available at competitive market prices.  In future filings, please expand this disclosure to further clarify the significance of "competitive market prices."  In this regard, we note your disclosure on page 31 that an increase in steel production in markets such as China has caused prices for raw materials to increase.  Please also address your statement in the context of the first full risk factor on page 33 and the last risk factor on page 35.

We are at risk of labor stoppages, page 38

2.  In future filings, please revise similar risks factors to make them more currently material. For instance, we note that in October 2011, you ended the lock-out of employees at your Hamilton, Ontario plant.

Item 2. Properties page 41

3.  Please tell us if you have considered disclosing additional information regarding your iron ore mines and mineral processing operations in accordance with paragraph (b) of Industry Guide 7. For instance, please discuss the quantitative and qualitative factors in your determination including, but not limited to, the impact of sourcing iron ore pellets internally versus externally, the total asset value associated with your mine, mineral processing, and mineral transportation facilities and, if applicable, sales revenue generated from external iron ore pellet sales.

Legal Proceedings, page 42

4.  As to any proceeding that was terminated during the fourth quarter of the fiscal year covered by this report, furnish information similar to that required by Item 103 of Regulation S-K. Accordingly, please tell us what consideration you gave to discussing the lawsuit filed against you by the Canadian federal government regarding your 2007 acquisition of Stelco, Inc.

Management's Discussion and Analysis, page 55

Overview, page 55

5.  Please tell us more about the sale of USSS on January 12, 2012. Specifically, tell us and revise future filings to discuss whether you believe the purchase price of one dollar plus payment for $40 million in intercompany balances represents a market price negotiated at arms' length. Describe the terms of the sale and discuss whether there were any related negotiations or regulatory issues with the Republic of Serbia. Provide a timeline that includes when and how negotiations with the Republic of Serbia arose and progressed. We note the limited explanation provided in the earnings release filed January 31, 2012.

6.  Please tell us which of the criteria in paragraph 45-9 of ASC 360-10-45 were not met at December 31, 2011, with respect to reporting the assets of U.S. Steel Serbia.

7.  We note your disclosure on pages 59 and F-12 that USSE was the asset group level for which you tested fixed assets for impairment at December 31, 2011. Please identify or describe for us all of your asset groups. Please explain how you concluded the USSE level is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets or liabilities. Explain why USSS did not meet this criterion and could not be tested for impairment. Explain the specific operating

characteristics of USSS, USSK and the equity investee that led to this determination. Explain the impact on USSK and the equity investee from the sale of the business in the first quarter, given a presumed interdependency of revenues.

## 24. Contingencies and Commitments, page F-52

8. You state on pages 42 and 82 that you do not believe that you have any liability regarding the antitrust matters as described therein.  Please confirm in your response, if true, that you do not believe that it is probable a liability has been incurred.  If there is at least a reasonable possibility that a loss may have been incurred, please either disclose an estimate in your next periodic filing (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.  Please include your proposed disclosures in your response.

## Supplementary Information on Mineral Reserves Other than Oil and Gas page F-60

9. In future filings please include the material information associated with the calculation of your mineral reserves pursuant to paragraph (c) of the Instructions to Item 102 of Regulation S-K.  This information should include the mineral prices, the cut-off grade, the average cost per ton of iron ore pellets, and the recovery factors.

10. Proven reserves presented in accordance with paragraph (b)(5) of Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined.  In future filings please report proven reserves and probable reserves separately or tell us why you are unable to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 if you have questions regarding the engineering comments.  You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief